January 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ryan Adams, Staff Attorney
John Dana Brown, Attorney-Advisor

Re:	TransDigm Group Incorporated
Registration Statement on Form S-4 (Registration No. 333-208021)

Ladies and Gentlemen:

On behalf of TransDigm Inc. and TransDigm Group Incorporated (together, “TransDigm” or the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-208021) (the “Registration Statement”) of TransDigm be declared effective at 5:00 p.m. on Monday, February 1, 2016, or as soon thereafter as practicable. TransDigm respectfully requests that you notify John T. Owen of such effectiveness by a telephone call to (212) 326-7874.

In connection with such request, the undersigned, on behalf of TransDigm, hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John T. Owen of Jones Day at (212) 326-7874 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

TRANSDIGM GROUP INCORPORATED

By	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title:	Executive Vice President and Chief Financial Officer

cc:	John T. Owen, Esq.